

SECU 16003125



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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

JAN 2 9 2016

WASH, D.C.

SEC FILE NUMBER
8-23266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING 12/01/14 AND ENDING 11/30/15
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LBMZ Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South Riverside Plaza, Suite 1600

(No. and Street)

Chicago   **Illinois**   **60606**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Marks   **(312) 265-9161**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303   **Bloomingdale**   **Illinois**   **60108**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

LBMZ SECURITIES, INC.
Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Registered Public Accounting Firm's Report

As of and for the Year Ended November 30, 2015

OATH OR AFFIRMATION

I, **Craig Cook**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **LBMZ SECURITIES, INC.** as of **November 30, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

_____

_____
_____

OFFICIAL SEAL
ROBBIN IMRISEK
Notary Public - State of Illinois
My Commission Expires: 04/23/2018

_____
Signature

Chief Compliance Officer
Title

Subscribed and sworn to before me
This ____ day of January 2016

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [ ] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LBMZ SECURITIES, INC.

TABLE OF CONTENTS



125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of LBMZ Securities, Inc.

We have audited the accompanying statement of financial condition of LBMZ Securities, Inc. (the "Company") as of November 30, 2015 and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of LBMZ Securities, Inc. as of November 30, 2015 in conformity with accounting principles generally accepted in the United States.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 26, 2016

LBMZ SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of November 30, 2015

ASSETS

Cash and cash equivalents	$	281,885
Deposit with clearing broker		250,000
Receivable from clearing brokers		1,007,992
Receivable from other brokers		7,500
Due from affiliate		7,910
Accrued interest receivable		105
Other receivables (net of allowance for doubtful accounts, $32,500)		5,000
Investment in stock		7,000
Prepaid expenses		35,001
Prepaid income tax		39,836
Deferred income tax asset		396,295
Equipment (net of allowance for depreciation, $2,371)		4,166
Security deposit		2,045
TOTAL ASSETS	$	2,044,735

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to affiliates	$	1,020,311
Accounts payable		132,682
Accrued expenses		27,912
Accrued interest payable subordinated debt		2,537
Deferred revenue		20,750
Total Liabilities		1,204,192
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		500,000
STOCKHOLDER'S EQUITY		340,543
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,044,735

See notes to statement of financial condition.

LBMZ SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended November 30, 2015

NOTE 1 - Nature of Operations

LBMZ SECURITIES, INC. (the "Company"), a C Corporation, established in 1978 in the state of Illinois, is a fully disclosed, introducing securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company changed its name from Zacks & Company on February 13, 2015.

The Company derives commission income from equity trades executed by its trading desk. The Company has an independent contractor agreement with AMH Capital in Springfield, NJ. AMH Capital and its principal head trader provide the Company with a mechanism for accepting trade orders and executing them through its clearing relationships with National Financial Services, LLC and Interactive Brokers, LLC. Trading commissions paid to the Company by National Financial Services, LLC and Interactive Brokers, LLC are shared with AMH Capital on an agreed upon basis.

The Company derives commission income from retail brokerage operations. Customer accounts are introduced to our clearing broker, Interactive Brokers, LLC on a fully-disclosed basis.

The Company derives income from private companies ("issuers") that are seeking to raise capital through private placement of equity. The Company acts as a placement agent to introduce individual and institutional investors to these issuers. The Company charges a fee, based upon the amount of capital that we introduce to the issuers.

NOTE 2 - Summary of Significant Accounting Policies

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

All commission and clearance fee revenue is recognized in the month in which the transactions associated with the commissions are completed. For commission revenue derived from the Company's trading desk, contractual expenses related to this revenue are also recognized in the same month.

The Company recognizes consulting revenue when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed and determinable and collectability is reasonably assured.

Cash and Equivalents

The Company defines cash and equivalents as highly liquid, short term investments with a maturity at the date of acquisition of three months or less.

LBMZ SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended November 30, 2015

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is computed using the MACRS200 method over the estimated useful lives of the assets.

Income Taxes

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, interest and penalties on uncertain tax positions are calculated based on the guidance from the relevant tax authority and included in income tax expense. The Company did not have any uncertain tax positions as of November 30, 2015. Income tax returns filed or to be filed for the years ended November 30, 2012 through 2015 remain open, and are subject to review by applicable tax authorities.

Deferred Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred taxes consist primarily of temporary differences relating to the recognition of certain expenses in different periods for book and tax purposes.

Other Receivables

Other receivables include payments to be received in cash and in restricted stock. Receivables of restricted stock are recorded at fair value based on values provided by publicly traded indexes at the date of transaction.

Other receivables are stated at the amount management expects to collect from outstanding balances. On a case by case basis, management provides an offset for probable uncollectible amounts through a charge against income and a credit to allowance for doubtful accounts based on its assessment of the current status of individual accountant. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to trade accounts receivable.

The Company maintains an allowance totaling $32,500 for the year ended November 30, 2015 on their current other receivables. The allowance was set up related to a $37,500 receivable for services provided in a prior year. Management established an allowance for bad debt on this receivable due to the uncertain collectability.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash, receivables, deposit with clearing broker, investment in restricted stock, accounts payable and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

LBMZ SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended November 30, 2015

For the fiscal year ended November 30, 2015, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events occurring through January 26, 2016, the date that the financial statements were available to be issued for events requiring recording or disclosure in the Company's financial statements. The Company feels that no material events have occurred through January 26 2016 that would require disclosure.

NOTE 3 - Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. This standard establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

LBMZ SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended November 30, 2015

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of November 30, 2015. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total Carrying Value
Investment in stock	$ 7,000	$ -	$ -	$ 7,000

NOTE 4 - Accrued Expenses

Accrued expenses consisted of the following as of November 30, 2015:

	2015
Accrued professional fees	$22,475
Accrued regulatory fees	5,000
Accrued interest subordinated debt	2,537
Other accrued liabilities	437
Accrued expenses	$30,449

NOTE 5 - Related Party Transactions

The Company uses the payroll servicer of its affiliate, Zacks Investment Research, Inc. ("ZIR"), to process its payroll. ZIR funds the payroll and then charges the Company for its employees' share. ZIR, at times, will also pay for other services provided to the Company, such as professional fees, health insurance, shipping, postage and the in-house services of ZIR employees. These expenses are then charged to the Company. The Company also receives office space and related services from ZIR at no cost.

Total charges incurred with ZIR during the year ended November 30, 2015 are as follows:

Payroll	$ 502,404
Other expenses	246,522
Total	$ 748,926

The Company uses the services of its affiliate, Zacks Analyst Watch, Inc. ("ZAW") for marketing and advertising services. Total charges incurred with ZAW during the year ended November 30, 2015 are as follows:

Marketing, research and creative services	$ 77,575
Advertising	10,000
Total	$ 87,575

LBMZ SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended November 30, 2015

As of November 30, 2015, $1,020,311 of these charges was unpaid and accrued and carried forward from November 30, 2014 as follows:

Balance, November 30, 2014	$ 243,644
Charges	836,501
Payments and credits to affiliates	(59,834)
Balance, November 30, 2015	$1,020,311

The Company pays registration fees on behalf of employees of its affiliate, Zacks Investment Management, Inc. ("ZIM") who are also employees of the Company. These expenses are then charged to ZIM. Total fees incurred by the Company, on behalf of ZIM, during the year ended November 30, 2015 are $30,106. As of November 30, 2015, $7,910 of the charges to ZIM was unpaid and accrued.

NOTE 6 - Income Taxes

The provision for income tax benefit for the year ended November 30, 2015 consisted of the following components:

Current:	
Federal	$ -
State	-
Provision for current income taxes	$ -
Deferred:	
Federal	$ 161,472
State	45,117
Provision for deferred income tax benefit	$ 206,589

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The deferred tax asset as of November 30, 2015, which consists entirely of a deferred income tax asset arising from the recognition of certain expenses in different periods for financial reporting and income tax reporting purposes, is as follows:

Deferred:	
Federal	$ 309,748
State	86,547
Total deferred income tax asset	$ 396,295

LBMZ SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
As of and for the Year Ended November 30, 2015

NOTE 7- Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors are payable to the stockholder, bearing interest of 1.6% per annum, and mature on August 7, 2020. The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 8 - Concentrations of Credit Risk

The Company maintains cash balances in one financial institution located in Illinois, which at times, may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At November 30, 2015, the Company had approximately $32,000 of cash balances in excess of the FDIC insured limits. Deposits with clearing organizations and all securities are uninsured. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 - Net Capital Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At November 30, 2015, the Company had net capital of $348,727, which was $268,617 in excess of its required net capital of $80,110. The Company's ratio of aggregate indebtedness to net capital was 3.4 to 1. Below is the reconciliation between the net capital calculated above and the net capital computed and reported in the Company's November 30, 2015 FOCUS filing:

	Financial Statements	Per FOCUS Filing
Total net capital	$ 348,727	$ 348,727
Required net capital	80,110	80,110
Total excess net capital	$ 268,617	$ 268,617